                                                                      Exhibit 99

                    [ARMSTRONG WORLD INDUSTRIES LETTERHEAD]



                                                                January 19, 1996


To the Shareholders:

     I am pleased to advise you of two recent events that are important to you as a shareholder in Armstrong World Industries, Inc.


     Effective January 22, 1996, Chemical Mellon Shareholder Services, L.L.C. will become the Company's transfer agent, registrar and dividend disbursement agent. All actions necessary to effect the change from First Chicago Trust Company of New York, our present transfer agent, to Chemical Mellon have now been essentially completed and there should be no interruption in any service you may require from Chemical Mellon. Chemical Mellon's address and phone number is: Chemical Mellon Shareholder Services, L.L.C., 85 Challenger Road, Overpeck Center, Ridgefield Park, NJ 07660, (800) 685-4541.

     Should you have any questions about the change to Chemical Mellon, or experience any difficulties, please contact Mr. Gordon P. Walker, General Manager, Financial Administrative Services, at Armstrong World Industries, Inc., Liberty and Charlotte Streets, Lancaster, PA 17603. Mr. Walker's telephone number is (717) 396-3675.

     Secondly, your Board of Directors has acted to renew the Company's Preferred Stock Purchase Rights Plan, which was first adopted by the Board in 1986. The renewed Rights Plan is essentially identical to the 1986 Plan and, like the 1986 Plan is intended to better enable the Board of Directors to protect the interests of the corporation in the event the Company is confronted with an unfair takeover attempt.

     The Rights Plan adopted in 1986 expires by its terms at the close of business on March 21, 1996. At that time, the existing rights will expire without any action by you (unless they become exercisable prior to that time). Immediately thereafter, the renewed Rights Plan will become effective on essentially identical terms as the 1986 Rights Plan.

     The Rights Plan is designed to protect the Company, and its shareholder interests, in the event of an unsolicited offer to acquire control of the Company on terms that the Board of Directors determines to be not in the best interests of the Company because it is abusive, coercive or otherwise unfair. Such offers may include, for example, attempts to acquire control without offering adequate consideration to all shareholders, and other unfair or coercive takeover tactics. The Rights Plan is not intended to prevent and will not prevent a takeover of the Company that the Board determines to be in the best interests of the Company. Neither is the Rights Plan intended to adversely affect the ability of a person to obtain representation on, and possibly gain control of, Armstrong's Board by a means of the proxy process.
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     Well over half of the Fortune 500 companies have adopted Rights Plans.
Under Pennsylvania law, the Board is charged with responding to a takeover offer in the first instance, in a manner it determines to be in the best interests of the Corporation. The Rights Plan should assist the Board in carrying out this obligation.

     As explained in greater detail in the attached Summary, the rights will become exercisable only if and when a situation that they were designed to address does, in fact, arise. Right certificates will not be sent to you
                               -------------------------------------------
unless and until they become exercisable.  Issuance of the rights does not in
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any way affect the Company's financial strength or business plans.  The issuance does not dilute share value and does not affect earnings per share. The rights are not presently taxable to you or the Company under federal income tax law, and they will not change the way you can presently trade shares of the Company's common stock.

     The Rights Plan provides, among other things, that upon the earlier of ten days after a public announcement that a person has become a beneficial owner of twenty percent or more of the voting power of all the Company's shares or ten business days after a person announces an offer to acquire Company shares that would give it twenty-eight percent or more of the voting power, each right will become exercisable to purchase Series One Preferred Stock.

     After the rights become exercisable, if the Company is acquired in a merger or other business combination, the rights permit holders to purchase the common stock of the acquiror at a fifty percent (50%) discount to its market price. Alternatively, if the Company is acquired in a merger in which the Company survives, or if a person or group acquires beneficial ownership of shares representing twenty-eight percent or more voting power, then each right would entitle the holder (other than the acquiror) to purchase Company common stock at a fifty percent (50%) discount to its market price.


     The new rights will expire on March 21, 2006, unless further extended, and will be subject to redemption by the Board of Directors at $.05 per right at any time prior to the first date on which they become exercisable.

     A copy of the Rights Agreement filed with the Securities and Exchange Commission is available to any shareholder upon request to Armstrong Shareholder Communications, (800)-334-5887.



                                    Sincerely,


                                    George A. Lorch
                                    Chairman and Chief Executive Officer

                         SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED STOCK

     The Board of Directors of Armstrong World Industries, Inc. (the "Company") declared a distribution of one Right for each outstanding share of Common Stock of the Company to shareholders of record at the close of business on January 19, 1996 and with respect to each share of Common Stock that may be issued by the Company prior to the "Distribution Date" (or the earlier redemption or
expiration of the Rights) described below.   The Rights are effective as of the
close of business on March 21, 1996. Upon the occurrence of certain events described below, each Right would entitle the registered holder to purchase from the Company a unit consisting of one-hundredth of a share (a "unit") of Series One Class A Preferred Stock, without par value (the "Preferred Stock"), at a purchase price of $300 per unit, subject to adjustment (the "Purchase Price"). The Purchase Price must be paid in cash or, if the Company shall in its sole discretion so consent, shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chemical Mellon Shareholder Services, L.L.C. as Rights Agent.

     Unless otherwise delayed by an action of the Board of Directors, the Rights will separate from the Common Stock upon the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of shares of the Company's capital stock representing twenty percent (20%) or more of the voting power of all outstanding shares of capital stock of the Company (the date of such announcement being referred to as the "Stock Acquisition Date") or such later date as specified by the majority of the Disinterested Directors, or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning outstanding shares of the Company's capital stock representing twenty-eight percent (28%) or more of the voting power of all outstanding shares of capital stock of the Company, or such later date as specified by the majority of the Disinterested Directors.

     The term "Disinterested Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the time that the Acquiring Person became an Acquiring Person, any person who is subsequently elected to the Board to fill a vacancy created by an increase in the size of the Board if such person is recommended or approved by a majority of the Disinterested Directors, and any successor of a Disinterested Director if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 21, 1996, will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights will be attached to all Common Stock certificates representing shares then outstanding until the occurrence of a Distribution Date or the earlier redemption or expiration of the Rights. No separate Rights Certificates will be
                                        ---------------------------------------
distributed unless and until a Distribution Date occurs. The Rights will expire
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at the close of business on March 21, 2006, unless extended or earlier redeemed by the Board as described below.

     As soon as practicable after a Distribution Date (except as otherwise provided above), Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on a Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights.

     In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) a Person becomes the beneficial owner of shares of the Company's capital stock representing twenty-eight percent (28%) or more of the voting power of all outstanding shares of capital stock of the Company, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price per Right is $300. Notwithstanding any of the foregoing, following the occurrence of any of the events described in item (i) or (ii) in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, the Rights are not exercisable following the occurrence of either of the events set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $300 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $600 worth of Common Stock (or other consideration, as noted above) for $300.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in certain merger or other business combination transactions (other than a merger described in the second preceding paragraph) or (ii) fifty percent (50%) or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

      The right to purchase Common Stock of the Company or common stock of an Acquiring Person at a discount in the circumstances described in the preceding paragraphs would not be exercisable if the Right holder has previously exercised the right to purchase Preferred Stock.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain


                                      -2-
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rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until ten days after the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.05 per Right. The redemption period may be extended by the Company's Board of Directors at any time prior to the expiration of such period. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Disinterested Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to shares of capital stock of the Company representing ten percent (10%) or less of the voting power of all outstanding shares of capital stock of the Company in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of a majority of the Disinterested Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company arising from the Right itself, including, without limitation, the right to vote or to receive dividends. While the initial declaration and distribution of the Rights will not be taxable to the shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     Under the Rights Plan, the Board has broad amendatory powers. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, amendments may not adversely affect Right holders' interests but any amendment suspending the provisions of the Rights Plan by excluding any acquirer from its benefits shall not be deemed to adversely affect Rights' holders interests. Under certain circumstances, an amendment would require the concurrence of the Disinterested Directors.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.

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